UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2022

800 Degrees Go, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11636

Delaware	87-2225432
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1661 E Franklin Ave El Segundo, CA	90245
(Address of principal executive offices)	(Zip Code)

310-431-1186
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

THIS SEMI-ANNUAL REPORT ON FORM 1-SA CONTAINS FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

In this Semi-Annual Report, the terms “we,” “our” or “the Company” refers to 800 Degrees Go, Inc.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results - Six-Month Period Ended June 30, 2022

During the six-month period ended June 30, 2022, the Company has recorded $52,195 in revenue stemming from ghost kitchen operations.

In the six months ended June 30, 2022, operating expenses were $2,600,939. The majority of expenses were associated with sales and marketing, in which the Company incurred expenses of $1,740,829. This was primarily due to supporting a Regulation A+ equity crowdfunding campaign that was ongoing during this period. Other expenses were related to $739,049 in general and administrative costs in service of fundraising and operating its initial network of space-efficient, low-labor 800º GO ghost kitchens. The Company also had research & development costs associated with funding the production of 800º GO pods.

We anticipate that operating expenses will increase further as we take on costs associated with increased ghost kitchen operations as well as completion of production-ready 800º GO pods. We are in the process of building our own off-premises location in Burbank, CA, and expect increased costs associated with this operation as we begin initial field testing of the pod.

Liquidity and Capital Resources

As of June 30, 2022, the Company had $585,986 in cash and cash equivalents. This is compared to $8,731 for the period ended December 31, 2021.

The Company completed a Regulation A+ equity crowdfunding campaign in 2022 having received gross proceeds of $4,519,505. In addition to this Regulation A+ crowdfunding offering, the Company may try to raise additional capital through other crowdfunding offerings, equity issuances, or other available methods. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

The Company entered into agreements with Wavemaker Labs, Inc and Wax Inc., related parties under common control, for consulting, technology, general support activities, and product development services. During 2022, the Company incurred fees from Wavemaker Labs, Inc and Wax Inc. amounting to $1,369,174 and $125,000, respectively, under these agreements. The Company incurred $99,834 in fees to Wavemaker Labs by year-end 2021, compared to $1,369,174 in the first 6 months of 2022. Over the forthcoming 6-month period, the Company anticipates costs to Wavemaker Labs of $159,996, which the Company intends to fund through its cash reserves and sales and franchising revenue from its brick-and-mortar location expected to open in Q4 2022.

As of June 30, 2022 and December 31, 2021, the Company had $32,358 and $462,167, respectively, in accounts payable with these related parties under common control.

In October 2021, the Company entered into a lease agreement for kitchen space in Burbank, California for the purposes of operating a restaurant. The lease matures in October 2031 and has monthly base rental payments of $6,244 beginning in November 2021 with annual escalations thereafter up to $8,147 per month. The Company has the option to extend the lease for two additional 60-month terms, subject to annual 3% lease rate increases.

The Company adopted ASC 842 on January 1, 2022 and recognized a right of use asset and liability of $517,218 using a discount rate of 3.0%.

In November and December 2021, the Company entered into a loan payable agreement with Piestro Inc. (“Piestro”) a related party, for proceeds of $150,000. Piestro is a founding shareholder of the Company. The note bears interest at 3%, compounded annually, is secured by substantially all of the Company’s assets, and matures in December 2022. During the period ended December 31, 2021, the Company incurred interest expenses of $497, all which is accrued and unpaid as of December 31, 2021. The principal balance outstanding as of December 31, 2021 was $150,000, which was fully repaid in 2022.

Trend Information

The Company began incurring significant expenses during 2022 compared to 2021, the year the Company was incorporated. After raising capital through a Regulation A+ campaign that launched in November 2021, the Company was able to ramp up efforts in ghost kitchen operations, sales and marketing, and product development. These expenses are expected to increase for the remainder of 2022 and into 2023, as the Company is expecting to begin its first field testing of the contactless 800º GO pod in October 2022 and will focus on further development and expansion in 2023.

The Company may experience changes in operating expenses driven by changes in market and economic conditions, such as labor and supply chain costs.

In September 2021, the Company entered into a reciprocal license agreement with Piestro, Inc. and 800 Degrees Pizza, LLC which granted the Company the rights to the 800 Licensed Marks and Piestro Licensed Marks into a Co-Branded Mark (as these terms are defined in the Reciprocal License Agreement in Exhibit 6.3). This did not have any monetary impact on the balances of the Company as of June 30, 2022 or December 31, 2021.

Although many businesses have been financially impacted by COVID-19, we believe our product will see an increase in demand due to the contactless nature of the product. However, the effects of COVID-19 continue to evolve and remain uncertain for the foreseeable future.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

800 DEGREES GO, INC.

JUNE 30, 2022

UNAUDITED

800 DEGREES GO, INC.

NOTES TO FINANCIAL STATEMENTS

800 DEGREES GO, INC.

BALANCE SHEET

DECEMBER 31, 2021

	June 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	585,986	$8,731
Prepaid expenses	420,456	32,000
Deferred offering costs	-	64,237
Subscription receivable	-	3,079
Total current assets	1,006,442	108,047
Property and equipment	122,976	-
Deposits	81,153	31,219
Right of use asset	517,218	-
Total assets	$1,727,789	$139,266

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$53,719	$99,227
Accounts payable, related party	32,358	462,167
Deferred rent	7,212	9,293
Interest payable, related party	-	497
Loan payable, related party	-	150,000
Total current liabilities	93,289	721,184
Right of use liability	517,218	-
Total liabilities	610,507	721,184

Commitments and contingencies

Stockholders' equity (deficit):
Common stock, $0.0001 par value, 40,000,000 shares authorized, 32,476,862 and 30,047,038 shares issued and outstanding as of June 30, 2022 and December 31, 2021	3,248	3,005
Additional paid-in capital	4,336,375	87,195
Accumulated deficit	(3,222,341)	(672,118)
Total stockholders' equity (deficit)	1,117,282	(581,918)
Total liabilities and stockholders' equity (deficit)	$1,727,789	$139,266

See accompanying notes, which are an integral part of these financial statements.

800 DEGREES GO, INC.

NOTES TO FINANCIAL STATEMENTS

800 DEGREES GO, INC.

STATEMENT OF OPERATIONS

Six Months Ended
June 30, 2022
Net revenue	$52,195

Operating expenses:
General and administrative	739,049
Research and development	121,061
Sales and marketing	1,740,829
Total operating expenses	2,600,939

Loss from operations	(2,548,744)

Other income (expense):
Interest expense	(1,479)
Total other income (expense), net	(1,479)

Provision for income taxes	-
Net loss	$(2,550,223)

Weighted average common shares outstanding - basic and diluted	31,261,950
Net loss per common share - basic and diluted	$(0.08)

See accompanying notes, which are an integral part of these financial statements.

800 DEGREES GO, INC.

NOTES TO FINANCIAL STATEMENTS

800 DEGREES GO, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICT)

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at December 31, 2021	30,047,038	$3,005	$87,195	$(672,118)	$(581,918)
Issuance of common stock pursuant to Regulation A+ offering	2,429,824	243	4,519,262	-	4,519,505
Offering costs	-	-	(270,082)	-	(270,082)
Net loss	-	-	-	(2,550,223)	(2,550,223)
Balances at June 30, 2022	32,476,862	$3,248	$4,336,375	$(3,222,341)	$1,117,282

See accompanying notes, which are an integral part of these financial statements.

800 DEGREES GO, INC.

NOTES TO FINANCIAL STATEMENTS

800 DEGREES GO, INC.

STATEMENT OF CASH FLOWS

Six Months Ended June 30, 2022
Cash flows from operating activities:
Net loss	$(2,550,223)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Prepaid expenses	(388,456)
Accounts payable	(45,508)
Accounts payable, related party	(429,809)
Deferred rent	(2,081)
Interest payable, related party	(497)
Net cash used in operating activities	(3,416,574)
Cash flows from investing activities:
Purchase of property and equipment	(122,976)
Deposits	(49,934)
Net cash used in investing activities	(172,910)
Cash flows from financing activities:
Repayments of related party loans	(150,000)
Issuance of common stock pursuant to Regulation A+ offering	4,519,505
Offering costs and subscription receivable	(202,766)
Net cash provided by financing activities	4,166,739
Net change in cash and cash equivalents	577,255
Cash and cash equivalents at beginning of period	8,731
Cash and cash equivalents at end of period	$585,986

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-
Cash paid for interest	$1,479

Supplemental disclosure of non-cash investing and financing activities:
Right of use asset	$517,218

See accompanying notes, which are an integral part of these financial statements.

800 DEGREES GO, INC.

NOTES TO FINANCIAL STATEMENTS

800 DEGREES GO, INC.

NOTES TO THE FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

800 Degrees GO, Inc. (the “Company”) is a corporation organized August 12, 2021 under the laws of Delaware. The Company was formed to launch and scale a low-cost, small-footprint, tech-enabled pizza restaurant concept that responds to consumer demand for convenient, high-quality, fast casual dining options.

The Company’s activities since inception have consisted of formation activities, business development, research and development, preparations to raise capital, and initial ghost kitchen operations. Once the Company ramps up its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained a net loss of $2,550,223 for the six months ended June 30, 2022, and has incurred negative cash flows from operations for the period. As of June 30, 2022, the Company had an accumulated deficit of $3,222,341. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

800 DEGREES GO, INC.

NOTES TO FINANCIAL STATEMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2022, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity on the balance sheet.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

800 DEGREES GO, INC.

NOTES TO FINANCIAL STATEMENTS

During the six months ended June 30, 2022, the Company generated $52,195 from ghost kitchen operations. The revenue was recognized at the point in time the services were completed.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

800 DEGREES GO, INC.

NOTES TO FINANCIAL STATEMENTS

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2021, the Company had capitalized $64,237 in deferred offering costs, which were included in additional paid-in capital in 2022.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2022, diluted net loss per share is the same as basic net loss per share for each year. There were no potentially dilutive items outstanding as of June 30, 2022.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASU 2016-02 on January 1, 2022. See Note 7.

800 DEGREES GO, INC.

NOTES TO FINANCIAL STATEMENTS

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022, and it did not have any effect on the financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN PAYABLE, RELATED PARTY

In November and December 2021, the Company entered into a loan payable agreement with Piestro Inc. (“Piestro”) a related party, for proceeds of $150,000. Piestro is a founding shareholder of the Company. The note bears interest at 3%, compounded annually, is secured by substantially all of the Company’s assets, and matures in December 2022. During the period ended December 31, 2021, the Company incurred interest expenses of $497, all which is accrued and unpaid as of December 31, 2021. The principal balance outstanding as of December 31, 2021 was $150,000, which was fully repaid in 2022.

5.	STOCKHOLDERS’ EQUITY (DEFICIT)

As of June 30, 2022, the Company's certificate of incorporation authorized the Company to issue 40,000,000 shares of common stock, par value $0.0001 per share.

In November 2021, the Company initiated a Regulation A+ offering. During the six months ended June 30, 2022, the Company issued 2,429,824 shares of common stock for gross proceeds of $4,519,505, or $1.86 per share.

6.	RELATED PARTY TRANSACTIONS

Refer to Notes 4 for detail on the Company’s loan payable with related parties.

In September 2021, the Company entered into a reciprocal license agreement with Piestro, Inc. and 800 Degrees Pizza, LLC which granted the Company the rights to the 800 Licensed Marks and Piestro Licensed Marks into a Co-Branded Mark (as these terms are defined in the Reciprocal License Agreement in Exhibit 6.3). This did not have any monetary impact on the balances of the Company as of June 30, 2022 or December 31, 2021.

As of June 30, 2022 and December 31, 2021, the Company had $32,358 and $462,167, respectively, in accounts payable with related parties under common control.

The Company entered into agreements with Wavemaker Labs, Inc and Wax Inc., related parties under common control, for consulting, technology, general support activities, and product development services. During 2022, the Company incurred fees from Wavemaker Labs, Inc and Wax Inc. amounting to $1,369,174 and $125,000, respectively, under these agreements.

The Company entered into an agreement with 800 Degrees Pizza, LLC, a 50% shareholder, for consulting, technology, general support activities, and product development services. During 2021, the Company incurred fees from 800 Degrees Pizza, LLC amounting to $230,138 under these agreements.  As of December 31, 2021, accounts payable to 800 Degrees Pizza, LLC amounted to $128,638.

800 DEGREES GO, INC.

NOTES TO FINANCIAL STATEMENTS

The following is a summary of operating expense transactions incurred with related parties during the six months ended June 30, 2022:

Six Months Ended
June 30,
2022
General and administrative	$320,849
Sales and marketing	1,203,953
$1,524,802

7.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

In October 2021, the Company entered into a lease agreement for kitchen space in Burbank, California for the purposes of operating a restaurant. The lease matures in October 2031 and has monthly base rental payments of $6,244 beginning in November 2021 with annual escalations thereafter up to $8,147 per month. The Company has the option to extend the lease for two additional 60 month terms, subject to annual 3% lease rate increases.

The Company adopted ASC 842 on January 1, 2022 and recognized a right of use asset and liability of $517,218 using a discount rate of 3.0%.

Rent expense for the six months ended June 30, 2022 was $22,894.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

9.	SUBSEQUENT EVENTS

From July 1, 2022 through September 20, 2022, the Company received approximately $180,000 in proceeds from the Regulation A+ offering.

Management has evaluated subsequent events as of September 20, 2022, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

800 Degrees Go, Inc.

ITEM 4. INDEX TO EXHIBITS

2.1	Certificate of Incorporation*

2.2	Bylaws*

3.1	Stockholders' Rights Agreement with Piestro, Inc. and 800 Degrees Pizza, LLC*

4.1	Form of Subscription Agreement*

6.1	Services Agreement between Wavemaker Labs, Inc. and 800 Degrees Go, Inc. *

6.2	Services Agreement between 800 Degrees Pizza, LLC and 800 Degrees Go, Inc. *

6.3	Reciprocal License Agreement between 800 Degrees Go, Inc. and Piestro, Inc. and 800 Degrees Pizza, LLC*

6.4	Senior Secure Promissory Note between 800 Degrees Go, Inc. and Piestro, Inc.*

6.5	Sales Representative Agreement between Piestro, Inc. and 800 Degrees Go, Inc.*

6.6	Reciprocal Warrant Purchase Agreement between Piestro, Inc. and 800 Degrees Pizza, LLC*

6.7	Form of Warrant Agreement for purchase of 800 Degrees Pizza, LLC Common Units by Piestro, Inc.*

6.8	Form of Warrant Agreement for purchase of Piestro, Inc. Common Stock by 800 Degrees Pizza, LLC*

6.9	Lease Agreement for Kitchen Space in Burbank, CA

6.10	Fee Schedule of the Services Agreement with Wavemaker Labs

* Included as exhibits to the Company’s Form 1-A and pre-qualification amendments (SEC File No. 024-11636).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

800 Degrees Go, Inc.

By	/s/ James Buck Jordan
James Buck Jordan, Director
800 Degrees Go, Inc.
Date: November 18, 2022

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Tommy Lee
Tommy Lee, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer
800 Degrees Go, Inc.
Date: November 18, 2022

By	/s/ Scott Berkowitz
Scott Berkowitz, Director
800 Degrees Go, Inc.
Date: November 18, 2022